UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-49311

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alterna Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2800 Post Oak Blvd, Suite 6300
(No. and Street)

Houston (City) TX (State) 77056 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

F. Xavier Maza (Name) 713-885-9843 (Area Code – Telephone Number) xmaza@alternasecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EEPB, P.C.
(Name – if individual, state last, first, and middle name)

2950 North Loop West Freeway, Suite 1200 (Address) Houston (City) Texas (State) 77092 (Zip Code)

11/5/2023 (Date of Registration with PCAOB)(if applicable) 879 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Xavier Maza, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alterna Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PATRICIA DE LEON
Notary ID #125474486
My Commission Expires
November 8, 2025

Notary Public

Signature:

Title: President

Subscribed and sworn before me, this 12 day of February 2024 a Notary Public, in and for Harris County, State of Texas

(Signature)
NOTARY PUBLIC

My Commission expires 11/08, 2025

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ■ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALTERNA SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2023

CONTENTS



eepb

Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Alterna Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alterna Securities, Inc. as of December 31, 2023 the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alterna Securities, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alterna Securities, Inc.'s management. Our responsibility is to express an opinion on Alterna Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alterna Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of net capital under Rule 15C 3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Alterna Securities, Inc.'s financial statements. The supplemental information is the responsibility of Alterna Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of net capital under Rule 15C 3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

EEPB
We have served as Alterna Securities, Inc.'s auditor since 2013.
Houston, Texas
February 27, 2024

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

ALTERNA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	1,259,205
Commissions receivable		1,275,000
Receivable from related parties		730,180
Other receivable		137,702
Deposits held by clearing brokers, restricted		266,179
Security deposits		40,408
Prepaid and other		279,612
Marketable securities, at fair value		9,028,456
TOTAL CURRENT ASSETS		13,016,742
LONG TERM ASSETS		
Property and equipment, net		736,776
Operating lease, right-of-use-asset		1,652,538
TOTAL LONG TERM ASSETS		2,389,314
TOTAL ASSETS	$	15,406,056

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$	1,206,538
Revenue sharing payable		990,770
Revenue sharing payable, related party		499,220
Related party payable		383,820
Commissions payable		1,210,101
Current portion of operating lease liability		309,376
State income tax payable		116,702
TOTAL CURRENT LIABILITIES		4,716,527
LONG TERM LIABILITIES		
Long term operating lease liability		2,023,962
Deferred tax liability		7,330
TOTAL LONG TERM LIABILITIES		2,031,292
TOTAL LIABILITIES		6,747,819
STOCKHOLDER'S EQUITY		
Common stock, 100 shares authorized, issued, outstanding, $0.01 par value		1
Additional paid-in capital		3,067,799
Retained earnings		5,590,437
TOTAL STOCKHOLDER'S EQUITY		8,658,237
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	15,406,056

The accompanying notes are an integral
part of this financial statement.

ALTERNA SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES

Commissions	$	14,085,082
Interest income		814,338
Other income		334,011
TOTAL REVENUES		15,233,431

EXPENSES

Employee compensation and benefits	6,195,901
Clearing, execution and commission fees	1,122,395
Revenue sharing expense	2,981,754
Occupancy	275,903
Professional fees	1,045,062
Other expenses	1,953,249
TOTAL EXPENSES	13,574,264

INCOME BEFORE INCOME TAXES		1,659,167
INCOME TAX EXPENSE		393,833
NET INCOME	$	1,265,334

The accompanying notes are an integral
part of this financial statement.

ALTERNA SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023

	Net income Shares	Common Stock		Additional Paid-in Capital		Retained Earnings		Total
BALANCE AT DECEMBER 31, 2022	100	$	1	$	3,067,799	$	8,100,103	$ 11,167,903
Net income							1,265,334	1,265,334
Dividends							(3,775,000)	(3,775,000)
BALANCE AT DECEMBER 31, 2023	100	$	1	$	3,067,799	$	5,590,437	8,658,237

The accompanying notes are an integral
part of this financial statement.

-6-

ALTERNA SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,265,334
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Depreciation and amortization		63,192
Non-cash operating lease expense		285,315
Net increase or decrease in assets and liabilities		
Cash deposit with clearing broker		(16,179)
Commissions receivable		75,000
Receivable from related party		(93,592)
Other receivable		429,622
Prepaid and other		(139,838)
Deferred tax asset		189,713
Deferred tax liability		7,330
Security deposits		(33,994)
Accounts payable and accrued expenses		168,507
Revenue sharing payable		787,436
Revenue sharing payable, related party		10,161
Related party payable		143,231
Commissions payable		580,593
Income tax payable		(46,226)
Operating lease liability		(187,226)
NET CASH FROM OPERATING ACTIVITIES		3,488,379
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(86,931)
Purchase of marketable securities		(1,462,907)
NET CASH USED IN INVESTING ACTIVITIES		(1,549,838)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Dividends paid		(1,755,000)
NET CASH USED IN FINANCING ACTIVITIES		(1,755,000)
NET INCREASE IN CASH AND		
CASH EQUIVALENTS		183,541
CASH AND CASH EQUIVALENTS, beginning of year		1,075,664
CASH AND CASH EQUIVALENTS, end of year	$	1,259,205
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid	$	750,000
Interest paid	$	-
Non-cash dividends paid	$	2,020,000

The accompanying notes are an integral
part of this financial statement.

ALTERNA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ALTERNA SECURITIES, INC. (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of Alterna Holdings, Inc. (the "Parent"). With effect from April 26, 2021, the name of the Company was changed from Actinver Securities, Inc. to Alterna Securities, Inc. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. There is no net realized and unrealized foreign currency loss recorded in 2023. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Cash and Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business, if any, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these balances.

-8-

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Receivables

During the year, the Company received commissions for various trades of securities. Historically, the Company's management has not experienced losses collecting these commissions and believes the remainder is collectable, thus no allowance has been recorded.

Marketable Securities

Marketable securities and marketable securities sold, not yet purchased held for trading purposes are recorded at fair value. Realized and unrealized gains and losses, determined by the first-in, first-out method, are included in earnings and are presented in other income on the statement of income.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Maintenance and repairs are charged to operations as incurred.

Advertising Costs

The Company expenses advertising and marketing costs as the expenses are incurred.   For the year ended December 31, 2023, the Company did not incur advertising expenses.

Security Transactions

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the first-in, first-out method.

Income Taxes

The Company files consolidated Federal and combined state and local tax returns with its Parent company. Federal income taxes are calculated as if the company filed as a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company uses the asset and liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The Company's deferred tax asset represents the tax effects of taxable temporary differences in book and tax reporting.   The taxable temporary differences consist of depreciation methods and lives and the timing of the deduction for certain expenses.

ALTERNA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Lease Accounting

The company accounts for leases under ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach.

The standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease is classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing the Company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset equals the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs.

Leases classified as a finance lease will be accounted for using the effective interest method. The lessee will amortize the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

NOTE 2:   REVENUE RECOGNITION

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

NOTE 2:   REVENUE RECOGNITION (Continued)

Commissions

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter ("OTC"), as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis. The following table presents the Company's total commission revenue disaggregated by investment product category for the year ended December 31, 2023:

Equities	$	3,329,468
Options		122,369
Foreign Exchange		769,354
Mutual Funds		8,526,269
OTC Stocks		1,211,422
Alternative Investments		126,200
Commission Income	$	14,085,082

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

ALTERNA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:   REVENUE RECOGNITION (Continued)

The following table presents the Company's sales-based and trailing commission revenues disaggregated by product category:

Sales based		
Equities	$	3,329,468
Options		122,369
Foreign exchange		769,354
Mutual funds		160,795
OTC stocks		1,211,422
Alternative investments		126,200
Total sales-based revenue		5,719,607
Trailing		
Mutual funds	$	8,365,475
Total trailing revenue		8,365,475
Total commission revenue	$	14,085,082

Interest income is earned from margin accounts and cash equivalents.

Other income primarily includes firm account revenue and gains and losses on firm investments.

NOTE 3:   TRANSACTIONS WITH CLEARING BROKER-DEALER

The Company's clearing broker-dealer is a national United States clearing broker-dealer. The agreement with the clearing broker-dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $250,000 as a deposit in an account with the clearing broker-dealer.

NOTE 4:   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital and net capital requirements of $5,787,437 and $449,855 respectively. The Company's net capital ratio was 1.17 to 1.

ALTERNA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following at December 31, 2023:

Leasehold improvements	$	815,638
Telephone equipment		81,531
Computer equipment		362,391
Office furniture		363,752
Office equipment		19,493
		1,642,805
Accumulated depreciation and amortization		(906,029)
Property and equipment, net	$	736,776

Depreciation and amortization expense for the year ended December 31, 2023 was $63,192.

NOTE 6:   RELATED PARTY TRANSACTIONS

On January 1, 2005, the Company entered into a revenue sharing agreement (the Agreement) with Actinver Casa de Bolsa, SA de CV ("Actinver Casa de Bolsa"), a related party. The Agreement requires Actinver Casa de Bolsa to receive a percentage of commissions charged and received, net of reasonable expenses, to the referred clients' accounts for the handling and execution of securities transactions by the Company. As of June 1, 2021, this agreement requires 35% for existing referred clients' accounts and 50% for new referred clients' accounts. The total amount incurred under the Agreement for the year ended December 31, 2023 was $3,296,899, of which $499,220 is payable as of December 31, 2023.

In 2022 the Company has entered into expense sharing agreement (Expense Agreement) with Alterna Wealth Management, Inc., ("AWM"), and Alterna Insurance Services, Inc., ("AIS"), both related parties. The Expense Agreement requires AWM and AIS to pay for services provided by the Company, including commissions and revenue sharing costs that the Company pays on behalf of AWM and AIS. The total amount reimbursed under the Expense Agreement for the year ended December 31, 2023 was $2,169,447.

On June 1, 2021, the Company entered into a trademark license agreement with Alterna Asesoria Internacional, S.A.B. de C.V. ("Alterna Asesoria Internacional"), the sole owner of the parent. The trademark license agreement requires the Company to pay 4.6% of its revenue for an exclusive license to use the "Alterna" name. This agreement was terminated in January 2023.

From time to time the Company advances money to and receives advances from related entities. At December 31, 2023, the Company was owed $730,180 from certain related entities and owed $383,820 to other related entities.

ALTERNA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7:   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 is as follows:

Federal

Current tax expense	$	178,436
Deferred tax expense		197,043
		375,479

State

Current tax expense		18,354
Tax expense	$	393,833
Deferred tax asset	$	38,154
Deferred tax liability		(45,484)
Deferred tax liability, net	$	(7,330)

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company did not have unrecognized tax benefits as of December 31, 2023 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 740-10-25. As of December 31, 2023, the Company had not accrued interest or penalties relating to uncertain tax provisions.

The Company files consolidated income tax returns with its Parent in the U.S. federal jurisdiction and state of Texas. The Company's federal income tax returns for tax years 2020 and beyond remain subject to examination by the Internal Revenue Service. The Company's Texas Gross Margin tax returns for the tax years 2020 and beyond remain subject to examination by the state of Texas.

NOTE 8:   COMMITMENTS AND CONTINGENCIES

Security Transactions

The Company executes securities transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction.   The Company does not expect nonperformance by customers or counterparties.

NOTE 8:   COMMITMENTS AND CONTINGENCIES *(Continued)*

The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2023, the Company has not recorded liabilities with regard to the right. During 2023, the Company did not pay the clearing brokers any amounts related to these guarantees. The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Legal Matters and Contingencies

The Company is subject to claims, lawsuits and other contingencies that arise primarily in the ordinary course of business. The Company has evaluated such claims including consultation with its legal counsel. For remote or reasonably possible claims, no accrual has been recorded or reflected in the accompanying financial statements. When the Company believes the claims are probable and estimable, an accrual is recorded based on the information available and guidance from legal counsel in accordance with FASB ASC 450-20-25. The Company has not accrued any loss contingencies at December 31, 2023.

Other

During the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 9:   LEASES

The Company recognizes an ROU asset and a corresponding lease liability based on the present value of the future lease payments over the lease term at the commencement date. The Company adjusted the ROU liability in June 2023 when the Company signed a new lease at the Williams Tower in Houston. In 2023, the Company recorded an increase of $2,017,960 to the ROU liability and a corresponding increase in the ROU asset and leasehold improvement to account for the new lease.

NOTE 9:   LEASES *(Continued)*

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. For determining the present value of lease payments, we use the discount rate implicit in the lease when readily determinable. As most of the Company's leases do not provide an implicit rate, we use an incremental borrowing rate in determining the present value of lease payments that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

The ROU measurement was calculated using the fixed scheduled rent payments up to the maturity date of July 2025 for the office space in San Antonio, December 2024 for the office space in Houston and May 2034 for the office space in the Williams Tower.

The lease agreements do not contain any material residual value guarantees, renewal options or material restrictive covenants.

The Company determines if an agreement is a lease at inception. A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment (an identified asset) for a period of time in exchange for consideration.

Lease Expense

The following table presents the lease expenses as of December 31, 2023:

Operating lease expense	$ 232,778
Short-term lease expense	43,125
Total lease expense	$ 275,903

Other Information

The following table presents supplemental cash flow information and the weighted average rate and term for the operating leases:

Cash paid for amounts included in measurement of the lease liability:	
Operating cash flows from the operating lease	$ 239,372
Right of use assets obtained in exchange for operating lease liabilities	$ 1,468,645
Leasehold improvements obtained in exchange for operating lease liabilities	$ 549,315
Weighted average discount rate	5.0%
Weighted-average remaining lease term (years)	5.43

NOTE 9:   LEASES *(Continued)*

Maturities

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the statement of financial condition as of December 31, 2023:

2024	$	386,716
2025		309,707
2026		255,995
2027		260,220
2028		264,446
Thereafter		1,505,335
Total lease payments		2,982,419
Less: Interest		(649,080)
Present value of the lease liability	$	2,333,338
Current portion of lease obligation	$	309,376
Long-term lease obligation		2,023,962
Total operating lease liability	$	2,333,338

NOTE 10:   DEFINED CONTRIBUTION EMPLOYEE BENEFIT PLAN

The Company participates in a qualified 401(k) plan which covers all compensated employees. Employer contributions are in accordance to the "Safe Harbor" provision of the law. For the year ended December 31, 2023, the Company incurred expenses of $107,721 relating to the plan.

NOTE 11:   SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2023. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2023.

NOTE 12:   MARKETABLE SECURITIES

The Company accounts for its investments in marketable securities under FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements". ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements.

NOTE 12:   MARKETABLE SECURITIES *(Continued)*

The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:   Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023:

Foreign corporate bonds: Valued using various techniques which may consider recently executed transactions of the issue or comparable issues, market price quotations (where observable), bond spreads, and fundamental date relating to issuer.

Government securities: U.S. Treasury securities, valued using quoted market prices, are categorized in Level 1 of the fair value hierarchy.

NOTE 12:   MARKETABLE SECURITIES *(Continued)*

The following table summarizes the valuation of the Company's financial instruments by ASC 820-10 pricing levels as of December 31, 2023:

	Quoted prices in active markets for identical assets (Level 1)	Other observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair value at December 31, 2022
US Government Securities	$ 8,031,756	$ -	$ -	$ 8,031,756
US Corporate Bond		996,700		996,700
	$ 8,031,756	$ 996,700	$ -	$ 9,028,456

The bond matures in January 2024 and the last government securities matures in June 2024.

NOTE 13:   SECURTIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable trading securities owned and trading securities sold, not yet purchased at December 31, 2023 consist of the following at fair value:

	Owned	Sold, Not Yet Purchased
US Securities US Treasury	$ 8,031,756	$ -
US Corporate Bond	996,700	-
	$ 9,028,456	$ -

NOTE 13:   SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2023 through February 27, 2024, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.

SUPPLEMENTAL INFORMATION

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2023

Net capital:		
Total stockholder's equity	$	8,658,237
Reductions and charges:		
Nonallowable assets:		
Commissions receivable		1,275,000
Receivable from affiliate		730,180
Security deposit		40,408
Other		417,314
Property and equipment, net		216,590
Total nonallowable assets and charges, net		2,679,492
Net capital before haircuts on security positions		5,978,745
Haircuts on non-security positions		191,308
Net capital	$	5,787,437
Aggregate indebtedness		
Accounts payable and accrued expenses	$	1,206,538
Commissions payable		1,210,101
Revenue sharing payable		990,770
Revenue sharing payable, related party		499,220
Related party payable		383,820
Lease liability		2,333,338
State taxes payable		116,702
Deferred taxes		7,330
Total aggregate indebtedness	$	6,747,819
Ratio of aggregate indebtedness to net capital		1.17 to 1
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3% of		
aggregate indebtedness or $100,000)	$	449,855
Excess net capital	$	5,337,582

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1
and the corresponding computation prepared by Alterna Securities, Inc. and included in the
Company's unaudited Part II A Focus report filing as of December 31, 2023.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the
Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted
because Alterna Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition
(k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2023 and
no facts came to our attention to indicate that the exemption had not been complied with during the
fiscal year ended December 31, 2023.

ALTERNA SECURITIES, INC.

EXEMPTION REPORT

For the year ended December 31, 2023

I, as a member of management of Alterna Securities, Inc. (the "Company"), am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(ii), (the "exemption provisions"). To the best of my knowledge and belief I state the following:

(1) I identified the exemption provisions and (2) I met the identified exemption provisions throughout the year ended December 31, 2023 without exception.

I, F. Xavier Maza, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO & President

Date: 2/12/24



Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Alterna Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alterna Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Alterna Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Alterna Securities, Inc. stated that Alterna Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Alterna Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alterna Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB

EEPB

Houston, Texas

February 27, 2024



Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Alterna Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Alterna Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EEPB

EEPB
Houston, TX
February 27, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	SEC No.
ALTERNA SECURITIES INC	8-49311
For the fiscal period beginning 1/1/2023 and ending 12/31/2023	

---

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) — $ 15,217,685.00

2 Additions:

a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

b Net loss from principal transactions in securities in trading accounts.

c Net loss from principal transactions in commodities in trading accounts.

d Interest and dividend expense deducted in determining item 1.

e Net loss from management of or participation in the underwriting or distribution of securities.

f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

g Net loss from securities in investment accounts.

h Add lines 2a through 2g. This is your **total additions**. — $ 0.00

3 Add lines 1 and 2h — $ 15,217,685.00

4 Deductions:

a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. — $ 8,526,269.00

b Revenues from commodity transactions.

c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — $ 1,113,290.00

d Reimbursements for postage in connection with proxy solicitations.

e Net gain from securities in investment accounts.

f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

h Other revenue not related either directly or indirectly to the securities business.

Deductions in excess of $100,000 require documentation

5 a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income

b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

c Enter the greater of line 5a or 5b — $ 0.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. — $ 9,639,559.00



SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 5,578,126.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 8,367.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 3,633.00	
11	a Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2023 SIPC-6 and 6A(s)	$ 3,633.00		
	d Add lines 11a through 11c		$ 3,633.00	
12	**LESSER** of line 10 or 11d.			$ 3,633.00
13	a Amount from line 8		$ 8,367.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 3,633.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 4,734.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 4,734.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-49311	DEA: FINRA	2023	Dec

MEMBER NAME ALTERNA SECURITIES INC
MAILING ADDRESS 2800 POST OAK BLVD STE 6300
HOUSTON , TX 77056

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

ALTERNA SECURITIES INC
(Name of SIPC Member)

Kristy K. Johnson
(Authorized Signatory)

2/6/2024
(Date)

kjohnson@mglconsulting.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.